

February 5, 2021

James Huang
Chief Investment Officer
Indonesia Energy Corporation Limited
Dea Tower I, 11th Floor, Suite 1103
Jl. Mega Kuningan Barat Kav. E4.3 No.1-2
Jakarta 12950, Indonesia

      Re: Indonesia Energy Corporation Limited
          Registration Statement on Form F-3
          Filed January 28, 2021
          File No. 333-252520

Dear Mr. Huang:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Energy & Transportation

cc: Lawrence Rosenbloom